Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$413	$334	$1,085	$1,095	$841	$619
Less earnings of equity method investments	1	2	1	3	5	5
Distributed income from equity method investments	4	2	1	5	3	5
	416	334	1,085	1,097	839	619

Total fixed charges as below	204	364	390	388	326	307
Less:
Capitalized interest	14	44	57	54	21	7
Interest expense related to discontinued operations		5	4	27	30	31
Total fixed charges included in Income from Continuing Operations Before Income Taxes	190	315	329	307	275	269

Total earnings	$606	$649	$1,414	$1,404	$1,114	$888

Fixed charges, as defined:
Interest on long-term debt	$153	$284	$345	$353	$296	$259
Interest on short-term debt and other interest	27	29	27	24	16	26
Amortization of debt discount, expense and premium - net	4	8	2	(3)	(1)	7
Estimated interest component of operating rentals	19	42	15	14	15	15
Fixed charges of majority-owned share of 50% or less-owned persons	1	1	1

Total fixed charges (a)	$204	$364	$390	$388	$326	$307

Ratio of earnings to fixed charges	3.0	1.8	3.6	3.6	3.4	2.9

(a)	Interest on unrecognized tax benefits is not included in fixed charges.